COLUMBIA FUNDS SERIES TRUST II

290 CONGRESS STREET

BOSTON, MA 02210

October 18, 2022

VIA EDGAR

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

Division of Investment Management, Chief Accountant’s Office

100 F Street, NE

Washington, D.C. 20549

Re:	Columbia Funds Series Trust II, on behalf of its series Columbia Mortgage Opportunities Fund and Columbia Quality Income Fund

(File No. 811-21852)

Dear Mr. Fox:

This letter responds to SOX comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) with respect to Columbia Mortgage Opportunities Fund and Columbia Quality Income Fund (collectively, the Fund). Our summary of the comment and our response thereto are provided below.

Comment: Columbia Mortgage Opportunities Fund, Columbia Quality Income Fund—The Fund has investments in non-agency mortgage backed securities (“MBS”) that exceed 25% of total assets and the registration statement does not appear to describe non-agency MBS as an industry for concentration purposes. Please explain the basis for the belief that issuers of private mortgage-backed securities do not constitute a single industry or group of industries for concentration purposes.

Response: The Fund does not consider non-agency mortgage-backed securities (non-agency MBS) as part of a single industry for purposes of the Fund’s concentration policy. The Fund believes that it has a reasonable basis for its position consistent with legal requirements, as described below.

The Staff has neither adopted a formal requirement, nor exposed its view to public comment, regarding how non-agency MBS should be treated for purposes of a fund’s industry concentration policy, and industry practice varies in this regard. The Commission’s views on industry concentration were discussed in former Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in responding to the form, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry. In providing guidance on the Staff’s views regarding industry classifications, Guide 19 stated in relevant part:

A registrant […] may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

1.	Guide 19

Guide 19 expressly allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A, registrants still rely on the guidelines.1

2.	“Industry” Defined

As part of implementing the Fund’s concentration policy, the Fund is required to determine which types of securities are considered to be part of a given “industry” under its concentration policy. Neither the Fund’s concentration policy, the 1940 Act, nor any SEC regulation clearly defines “industry” for 1940 Act concentration policy purposes. In fact, the definition of the term “industry” has been debated at the SEC in the past,2 with the SEC even acknowledging that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”3

As is commonly accepted, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industry). In comparison, non-agency MBS are a type of security that are tied economically to a wide range of industries, and are no more a single industry than futures, preferred stock or debentures are single industries. For example, with regard to fixed income investments, debt securities are often classified by type of instrument or sector of the debt security market and not by industry. Corporate, mortgage-backed, asset-backed, and international securities each represent a different sector of the fixed income market, but do not necessarily relate to any one particular industry or group of related industries.

3.	The Particular Structure of Non-Agency MBS Does Not Allow For Industry Classification Within the Meaning of Guide 19

The notion of “industry” indicates that it applies to issuers that deal in similar products or services. As Guide 19 states, an “industry” should not be comprised of “companies” whose “primary economic characteristics” are materially different. With regard to non-agency MBS, it is the Fund’s view that the variety of securities and assets that fall within non-agency MBS is too large to legitimately view them as a single industry. For example, non-agency MBS may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties, or commercial properties, each of which will ultimately have very different economic characteristics. Treating all of these securities as a single industry would contradict former Guide 19, which explicitly provides that industry “should not be so broad that the primary economic characteristics of the companies in a single class are different.”4

[1]

An amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”) (the “SEC Amicus Brief”).

[2]

See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).

[3]	Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).
[4]	Guide 19, supra note 1.

In particular, the SEC has noted in a release on asset-backed securities (the ABS Release) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies.5 As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.” As such, with regard to asset-backed securities, the fundamental focus should be on the quality of the pool assets.6 As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries. Therefore, the similarity of asset-backed securities and non-agency MBS in their relation to their underlying assets would indicate that for mortgage related securities the focus should also be on the underlying quality of the pool assets. The relevance to investors of the underlying securities means that the concept of an industry classification to describe non-agency MBS would not be an adequate reflection of their economic reality.

Moreover, the varying economic characteristics of non-agency MBS indicate that they should not be regarded as part of a single industry. The various borrowers that underlie each individual security may differ greatly and may, for example, as for mortgagors, show vast differences in terms of geography, consistency of net worth, attitude about making payments on mortgages, or differences in job security or future income potential. The ability of all these factors to have a significant effect on a particular mortgagor’s ability and desire to pay their mortgage, combined with other factors such as the economy on a national, regional and local scale may affect the risk characteristics of these types of securities.

The approach to view non-agency MBS as composed of securities from potentially a variety of industries aligns with the SEC’s approach in its ABS Release, which acknowledged that mortgages could be composed of securities from different industry sectors. The ABS Release specifically included among the required disclosures for asset-backed securities the obligation to provide the “industry sector for commercial mortgages,” thereby acknowledging that commercial mortgages can be composed of different industry sectors.7 As the SEC’s language in the ABS Release therefore demonstrates, the SEC itself has confirmed that the concept of industry classifications is not appropriate with regard to certain mortgage related securities because the nature and risk characteristics of such securities heavily depend on the underlying securities and can themselves be comprised of securities from different industries.

We are unaware of the Staff or the SEC taking the position that non-agency MBS are a single industry. A change in the Staff’s approach would not only troublesome from a policy perspective if made without an official interpretation that would have afforded affected persons notice and the opportunity to comment, but would also contradict the longstanding position in former Guide 19.

[5]	SEC release, Asset-Backed Securities, Securities Act Release 8518 (Dec. 22, 2004).
[6]	See id. As the SEC said in Item 111(b) “the material characteristics will vary depending on the nature of the pool assets.”
[7]

See id. One of the questions that the Release asks is to describe the material characteristics of the asset pool, which includes a question to describe the type and/or use of underlying property, product or collateral and to specify the industry sector for commercial mortgages. See Item 1111(b)(7)(iv).

Should you have any questions or comments regarding this letter, please contact the undersigned at (212) 850-1703.

Very truly yours,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II